Code of Ethics

Galapagos Partners, L. P.

October 29, 2014

Introduction
This is the Code of Ethics (the "Code") of Galapagos Partners, L. P. (the "Company"). The Company's Policies on Insider Trading and Personal Securities Transactions are included in the Code.

Things You Need to Know to Use This Code
•	Terms in boldface at Definitions have special meanings as used in this Code. To understand the Code, you need to read the definitions of these terms.
•	There are three Reporting Forms that an Associated Person must complete under this Code. Additional information on, and copies of, these Reporting Forms is included below. You can also get copies of the Reporting Forms from the Chief Compliance Officer ("CCO").
•	The CCO has the authority to grant written waivers of the provisions of this Code in appropriate instances. However:For purposes of this Code, all shareholders or other beneficial owners of the Company are considered an Associated Person of the Company.
•	the Company expects that waivers will be granted only in rare instances, and
•	some provisions of the Code that are mandated by law cannot be waived.
•	The Company's management will review the terms and provisions of this Code at least annually and make amendments as necessary. Any amendments will be distributed to all Associated Persons of the Company, and shall require each Associated Person to provide in writing their receipt, understanding and acceptance of the change(s).
•	If you have any doubt or uncertainty about what this Code requires or permits, you should ask the CCO. Please do not guess at the answer.

General Principles
The Company is a fiduciary for its investment advisory Clients. Because of this fiduciary relationship, it is generally improper for the Company or its employees to:

•	use for their own benefit (or the benefit of anyone other than the Client) information about the Company's trading or recommendations for Client accounts; or
•	take advantage of investment opportunities that would otherwise be available for the Company's Clients.

Also, as a matter of business policy, the Company wants to avoid even the appearance that the Company, its employees or others receive any improper benefit from information about Client trading or accounts or from our relationships with our Clients or with the brokerage community.

The Company expects all employees to comply with the spirit of the Code, as well as the specific rules contained in the Code.

The Company treats violations of this Code (including violations of the spirit of the Code) very seriously. If you violate either the letter or the spirit of this Code, the Company may take disciplinary measures against you, including, without limitation, imposing penalties or fines, reducing your compensation, demoting you, requiring unwinding of the trade, requiring disgorgement of trading gains, suspending or terminating your employment, or any combination of the foregoing.

All Associated Persons are required to report any violation of the Code, by any person, to the CCO or other appropriate person of the Company immediately. Such reports will be held in confidence.

Improper trading activity can constitute a violation of this Code. But you can also violate this Code by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts. Your conduct can violate this Code even if no Clients are harmed by your conduct.

Definitions
These terms have special meanings in this Code of Ethics:

Supervised Person - This term includes directors, officers and partners of the Company, as well as any other person occupying a similar status or performing similar functions. The Company may also include in this category temporary workers, consultants, independent contractors and anyone else designated by the CCO. For purposes of the Code, such 'outside individuals' will generally only be included in the definition of a supervised person if their duties include access to certain types of information, which would put them in a position of sufficient knowledge to necessitate their inclusion under the Code. The CCO shall make the final determination as to which of these are considered supervised persons.

Access Person - All Access Persons are also Supervised Persons. An Access Person is (i) one who has access to nonpublic information regarding any Client's purchase or sale of securities, is involved in making securities recommendations to Clients, or has access to such recommendations that are nonpublic, (ii) each member of the Family/Household (as defined below) of such person that is directly employed by the Company, and (iii) each person to whom such person contributes support. All of the Company's directors, officers, and partners are presumed to be access persons.

Associated Person - For purposes of this Code, all Supervised Persons and Access Persons are collectively referred to as 'Associated Persons'.

Advisory Client - Any person to whom or entity to which the Company serves an investment adviser, renders investment advice or makes any investment decisions for a fee is considered to be a Client.

Beneficial Ownership - means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in securities. Beneficial Ownership is a very broad concept.

Chief Compliance Officer (CCO) - means Brian Anderson, or another person that has been designated to perform the functions of CCO when the named CCO is not available. For purposes of reviewing the CCO's own transactions and reports under this Code, the functions of the CCO are performed by Stephen P. Lack, or alternate staff member, and shall be clearly denoted in the Company's compliance files.

Covered Securities - means anything that is considered a "security" under the Investment Company Act of 1940, except:

•	Direct obligations of the U.S. Government.
•	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt obligations, including repurchase agreements.
•	Shares of open-end investment companies that are registered under the Investment Company Act (mutual funds).

This is a very broad definition of security. It includes most kinds of investment instruments, including things that you might not ordinarily think of as "securities," such as:

•	exchange traded funds;
•	options on securities, on indexes and on currencies;
•	investments in all kinds of limited partnerships;
•	investments in foreign unit trusts and foreign mutual funds; and
•	investments in private investment funds and hedge funds.

If you have any question or doubt about whether an investment is a considered a security or a Covered Security under this Code, ask the CCO.

Non-Reportable Securities - Specifically exempt from the definition of Covered Securities are: treasury securities; bank certificates of deposits, commercial paper, etc.; money market fund shares; shares of open-end mutual funds that are not advised or sub-advised by the Company; and units of a unit investment trust if the UIT is invested exclusively in unaffiliated mutual funds.

Members of your Family/Household include:
•	Your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support).
•	Your children under the age of 18.
•	Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support).
•	Any of these people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships.

Comment - There are a number of reasons why this Code covers transactions in which members of your Family/Household have Beneficial Ownership. First, the SEC regards any benefit to a person that you help support financially as indirectly benefiting you, because it could reduce the amount that you might otherwise contribute to that person's support. Second, members of your household could, in some circumstances, learn of information regarding the Company's trading or recommendations for Client accounts, and must not be allowed to benefit from that information.

Guidelines for Professional Standards
•	All Associated Persons must at all times reflect the professional standards expected of those engaged in the investment advisory business, and shall act within the spirit and the letter of the federal, state and local laws and regulations pertaining to investment advisers and the general conduct of business. These standards require all personnel to be judicious, accurate, objective and reasonable in dealing with both Clients and other parties so that their personal integrity is unquestionable.
•	All Associated Persons are required to report any violation of the Code, by any person, to the CCO or other appropriate person of the Company immediately. Such reports will be held in confidence.
•	Associated persons must place the interests of Advisory Clients first. All Associated Persons must scrupulously avoid serving their own personal interests ahead of the interests of the Company's Advisory Clients. In addition, Associated Persons must work diligently to ensure that no Client is preferred over any other Client.
•	All Associated Persons are naturally prohibited from engaging in any practice that defrauds or misleads any Client, or engaging in any manipulative or deceitful practice with respect to Clients or securities.

•	No Associated Person may serve on the board of directors of any publicly traded company without prior written permission by the CCO, or other appropriate personnel.
•	Associated persons must conduct all personal securities transactions in full compliance with this Code. Doubtful situations always should be resolved in favor of Advisory Clients and in cooperation with the CCO. Technical compliance with the Code's provisions shall not automatically insulate from scrutiny any securities transactions or actions that could indicate a violation of the Company's fiduciary duties.
•	Personal transactions in securities by Associated Persons must be accomplished so as to avoid even the appearance of a conflict of interest on the part of such personnel with the interests of the Company's Clients. Likewise, Associated Persons must avoid actions or activities that allow (or appear to allow) a person to profit or benefit from his or her position with the Company at the expense of Clients, or that otherwise bring into question the person's independence or judgment.
•	The Company has adopted Insider Trading Policies which set parameters for the establishment, maintenance and enforcement of policies and procedures to detect and prevent the misuse of material non-public information.
•	Associated persons are prohibited from accepting compensation for services from outside sources without the specific prior written permission of the CCO or other appropriate personnel.
•	When any Associated Person faces a conflict or potential conflict between their personal interest and the interests of Clients, they are required to immediately report the conflict to the CCO for instruction regarding how to proceed.
•	The recommendations and actions of the Company are confidential and private matters. Accordingly, we have adopted a Privacy Policy to prohibit the transmission, distribution or communication of any information regarding securities transactions in Client accounts or other non-public information, except to broker/dealers or other bona fide service providers in the ordinary course of business. In addition, no information obtained during the course of employment regarding particular securities (including internal reports and recommendations) may be transmitted, distributed, or communicated to anyone who is not affiliated with the Company, without the prior written approval of the CCO.

Gifts
•	No employees may accept or receive on their own behalf or on behalf of the Company any gift or other accommodation which has a value in excess of $100.00 from any vendor, broker, securities salesman, Client or prospective Client (a "business contact") - per business contact per year. All gifts or other accommodation which have a value in excess of $100.00 received by Associated Persons or their Family/Household from a business contact must be immediately reported to the CCO.
•	No employees may give on their own behalf or on behalf of the Company any gift or other accommodation to a business contact which has a value in excess of $100.00, without prior written approval from the CCO.

These policies on gift receipt/giving are not intended to prohibit normal business entertainment or customary meals.

Personal Trading Policies
The following policies and procedures apply to all accounts owned or controlled by an Associated Person, those accounts owned or controlled by members of the Associated Person's immediate family, including any relative by blood or marriage living in the same household, and any account in which the Associated Person has any beneficial interest, such as a trust account, certain investment pools in which you might participate, and certain accounts that others may be managing for you. These accounts are collectively referred to as "covered accounts". Any account in question should be addressed with the CCO immediately to determine if it is a covered account.

Reporting Requirements
You must file the reports described below, even if you have no holdings, transactions or accounts to list in the reports.

Copies of all reporting forms may be obtained from the CCO.

1.      Initial Holdings Reports
No later than 10 calendar days after you become an employee (or within 10 days of the adoption of this Code if you were already an employee at the time of its adoption), you must file an Initial Holdings Report with the CCO.

The Initial Holdings Report requires you to list all brokerage accounts and securities owned or controlled by you, or members of your Family/Household. It also requires you to list all brokers, dealers and banks where you maintained an account in which any securities (not just Covered Securities) were held for the direct or indirect benefit of you or a member of your Family/Household on the date you became an employee (or on the date this Code was adopted, if you were already an employee on such date).

This requirement may be satisfied by instructing the custodian for these accounts covered accounts to send duplicate confirmations and brokerage statements for the covered accounts to the Company, c/o the CCO. Alternatively, Access Persons may submit this information on the Reporting Form provided by the Company.

Each Associated Person must notify the CCO of any updates or changes to his or her covered accounts within 10 days of such update or change.  All information contained in the holding report must be current as of the date no more than 45 days prior to the date the report is submitted.

2.      Quarterly Transaction Reports
No later than 30 calendar days after the end of March, June, September and December each year, you must file a Quarterly Transaction Report with the CCO.

The Quarterly Transaction Report requires you to list all transactions during the most recent calendar quarter in Covered Securities in which you (or a member of your Family/Household) had Beneficial Ownership. It also requires you to list all brokers, dealers and banks where you or a member of your Family/Household established an account in which any securities (not just Covered Securities) were held during the quarter for the direct or indirect benefit of you or a member of your Family/Household. This requirement is satisfied by your instructing the custodian for these accounts to send duplicate confirmations and all periodic brokerage account statements for the covered accounts to the Company, c/o the CCO. Alternatively, you may submit this information on a separate Form provided all required information is included in the report.

3.      Annual Holdings Reports
By January 31st of each year, you must file an Annual Holdings Report with the CCO.

The Annual Holdings Report requires you to list all Covered Securities in which you (or a member of your Family/Household) had Beneficial Ownership as of December 31st of the prior year. It also requires you to list all brokers, dealers and banks where you or a member of your Family/Household maintained an account in which any securities (not just Covered Securities) were held for the direct or indirect benefit of you or a member of your Family/Household on December 31st of the prior year. You may satisfy this requirement by providing contemporaneous duplicate copies of periodic account statements as described in Section 2 above.

Review and Recordkeeping
The CCO shall periodically review employees' personal trading reports and otherwise take reasonable steps to monitor compliance with, and enforce, this Code of Ethics.

The Company reserves the right to require the employee to reverse, cancel or freeze, at the employee's expense, any transaction or position in a specific security if the Company believes the transaction or position violates its policies or appears improper. The Company will keep all such information confidential except as required to enforce this policy or to participate in any investigation concerning violations of applicable law.

If the Company discovers any employee trading activity that appears to be in violation of this policy, the CCO, and/or other senior representatives of the Company, will meet with the employee for the purposes of reviewing the findings, and discussing additional pertinent information related to the situation. Where necessary, one or more of the following remedial actions may be taken:

•	Written warning that will be made a permanent part of the employees' record.
•	Disgorgement of profits.
•	Monetary fine.
•	Termination of employment.

Exemptions from Reporting

Non-reportable securities
Rule 204A-1 specifically excludes the following from the definition of Covered Securities:

•	Direct Obligations of the US Treasury
•	Bankers' acceptance, Certificates of deposit, commercial paper, and the like
•	Money market fund shares
•	Shares of open end mutual funds, as long as the Company nor any affiliate serves as the adviser or sub-adviser to the fund
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by the Company.

Prohibited and Restricted Transactions
•	Neither you nor any member of your Family/Household may acquire any Beneficial Ownership in any security (not just Covered Securities) in an initial public offering without first seeking written approval from the CCO.
•	Associated persons wishing to use short sales or margin transactions as an investment strategy must first seek approval by the CCO.
•	Purchases and sales of restricted securities issued by public companies are generally prohibited, unless the CCO determines that the contemplated transaction will raise no actual, potential or apparent conflict of interest.

•	Any Associated Person wishing to purchase or sell a security obtained through a private placement, including purchase of any interest in a hedge fund, must first seek approval by the CCO. In addition, if an Associated Person who owns a security in a private company knows that the company is about to engage in an IPO, she/he must disclose this information to the CCO.
•	Participation in Investment Clubs must be approved in writing by the CCO in advance of any such participation.

Case-by-Case Exemptions
Because no written policy can provide for every possible contingency, the CCO may consider granting additional exemptions from the Prohibitions on Trading on a case-by-case basis. Any request for such consideration must be submitted by the covered person in writing to the CCO. Exceptions will only be granted in those cases in which the CCO determines that granting the request will create no actual, potential or apparent conflict of interest.

Pre-Clearance
As noted above, you and members of your Family/Household are prohibited from participating in private placements, unless you obtain, in advance of the transaction, pre-clearance for that transaction. Pre-clearance is obtained by first completing and signing the Personal Trade Request Form. (A copy of the Personal Trade Request Form is included in this Code, or you can obtain a copy from the CCO.) The Personal Trade Request Form is then submitted to the CCO for pre-clearance.

If pre-clearance is obtained, the approval is valid for the day on which it is granted and the two immediately following business days. The CCO may revoke a pre-clearance any time after it is granted and before you execute the transaction.

The Company does not require pre-clearance of all Associated Persons' personal securities transactions. If, however, the CCO, or designee, determines an exception/red flag based on regular reviews of an Associated Person's personal securities transactions, the CCO may require a specific Associated Person to obtain, in advance of future transactions, pre-clearance for all such transactions. In all such cases, the CCO shall determine beginning and ending dates for the pre-clearance requirement.

The CCO will explain to the Associated Person why pre-clearance is required and have the Associated Person sign an acknowledgment of understanding and acceptance. Records of the noted exceptions/red flags, remedial actions, and all related securities transactions will be maintained in the Company's files.

Insider Trading

The purpose of these policies and procedures (the "Insider Trading Policies") is to educate our Associated Persons regarding insider trading, and to detect and prevent insider trading by any person associated with the Company. The term "insider trading" is not defined in the securities laws, but generally refers to the use of material, non-public information to trade in securities or the communication of material, non-public information to others.

Prohibited Activities
All Associated Persons of the Company, including contract, temporary, or part-time personnel, or any other person associated with the Company are prohibited from the following activities:

•	trading or recommending trading in securities for any account (personal or Client) while in possession of material, non-public information about the issuer of the securities; or
•	communicating material, non-public information about the issuer of any securities to any other person.

The activities described above are not only violations of these Insider Trading Policies, but also may be violations of applicable law.

Reporting of Material, Non-Public Information
Any Associated Person who possesses or believes that she/he may possess material, non-public information about any issuer of securities must report the matter immediately to the CCO. The CCO will review the matter and provide further instructions regarding appropriate handling of the information to the reporting individual.

Definitions
Material Information - "Material information" generally includes:

•	any information that a reasonable investor would likely consider important in making his or her investment decision; or
•	any information that is reasonably certain to have a substantial effect on the price of a company's securities.

Examples of material information include the following: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments.

Non-Public Information - Information is "non-public" until it has been effectively communicated to the market and the market has had time to "absorb" the information. For example, information found in a report filed with the Securities and Exchange Commission, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

Temporary Insiders - Employees should be aware that for purposes of finding a breach by an "insider," the term "insider" is broadly defined to include not only typical insiders, such as officers and directors, but also "temporary insiders." "Temporary insiders" include, for example, investment bankers, accountants, lawyers, consultants, or investment managers who have entered into a relationship with the entity that gives them access to information solely for the entity's purposes. As with the "personal benefit" standard, the "temporary insider" standard is difficult to apply in some situations, and advice of counsel should be sought.

Information Obtained Through Misappropriation - "Misappropriated" information is information that has been improperly obtained or, though obtained properly, is being used improperly for a purpose contrary to the purpose for which it was given. For example, if a printer, a commercial banker or a lawyer passes along to others material nonpublic information entrusted to him or her by a client, misappropriation may have occurred. Thus, if such a person divulges the information to a person who knows of that relationship, and the person trades, tips or recommends the client's securities, liability as a "tippee" with respect to the misappropriated information may be found. No employee may trade, tip or make recommendations regarding affected securities where she or he has reason to believe the information has been misappropriated.

Insider Trading - While the law concerning "insider trading" is not static, it generally prohibits: (1) trading by an insider while in possession of material, non-public information; (2) trading by non-insiders while in possession of material, non-public information, where the information was either disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated; and (3) communicating material, non-public information to others.

Insiders - The concept of "insider" is broad, and includes all employees of a company. In addition, any person may be a temporary insider if she/he enters into a special, confidential relationship with a company in the conduct of a company's affairs and as a result has access to information solely for the company's purposes. Any person associated with the Adviser may become a temporary insider for a company it advises or for which it performs other services. Temporary insiders may also include the following: a company's attorneys, accountants, consultants, bank lending officers and the employees of such organizations.

•	Advice as to Guidelines. Any question as to the applicability or interpretation of these guidelines or the propriety of any desired action must be discussed with the CCO, or counsel, prior to trading or disclosure of the information.
•	Application. The restrictions on trading securities imposed by this section apply to anyone receiving material nonpublic information.

Specific Procedures
The procedures in the following section are designed to prevent material nonpublic information that may have been obtained in confidence from being improperly disclosed or used. These procedures do not restrict the flow of public information.

Nondisclosure and Reports. Any Company employee who becomes aware of material nonpublic information may not trade the securities of the company to which the information relates, make any comment which could be viewed as a recommendation of such securities, or disclose the information to others, without first discussing the matter with the CCO. Further, any Company employee who acquires material nonpublic information on a confidential basis, from an insider in breach of his or her duty, or through "misappropriation," may not, as long as she or he possesses such material nonpublic information, trade the securities of the company to which the information relates, make any comment which could be viewed as a recommendation, or disclose the information to others, other than to report such fact to the CCO and to request that the issuer of the securities be placed on the Company's restricted list.

Access to Files. Personnel from outside the Company, including employees of affiliates who are not also employees of the Company, should not be allowed access to any Company corporate or client file without, in each case, specific permission from the CCO.

Segregated Files. The CCO, or his/her designee, shall establish separate files to store correspondence and documents which are or may be considered confidential. No person shall be offered access to the files unless that person has supplied the documents kept in the files.

The Restricted List. A securities restricted list of securities for which any employee has inside information shall be prepared by the CCO and distributed, as necessary, to all Company employees. The list shall restrict trading activities with respect to the securities of issuers placed on the list. The list itself shall be confidential. Once the information becomes public or immaterial, the issuer may be removed from the restricted list. As long as an issuer is on the restricted list:

•	no employee may trade the securities, including options and warrants, for his or her own account, family account, or other personal accounts over which she or he exercises discretion or influence, and
•	no employee may trade the securities, including options and warrants, for any Company client's or brokerage customer's account (other than on an unsolicited basis).

Reports. When any Company employee obtains information believed to be material and nonpublic, she or he must report the particulars to the CCO, or his/her designee, immediately in order that the issuer of the securities may be placed on the restricted list.

Penalties for Insider Trading
The legal consequences for trading on or communicating material, non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he/she does not personally benefit from the violation. Penalties may include:

•	civil injunctions
•	jail sentences
•	revocation of applicable securities-related registrations and licenses
•	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and
•	fines for the employee or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, the Company's management will impose serious sanctions on any person who violates the Insider Trading Policies. These sanctions may include suspension or dismissal of the person or persons involved.

Sanctions
All disciplinary responses to violations of the Code shall be administered by the CCO, subject to approval by the Limited Partner of the Company. Determinations regarding appropriate disciplinary responses will be administered on a case-by-case basis.

Certification
Upon the Company's adoption of this Code and annually thereafter, all Associated Persons are required to certify in writing his or her understanding and continuing acceptance of, as well as agreement to abide by, the guidelines and polices set forth herein. Additionally, any change or modification to the Code will be distributed to all Associated Persons and they will be required to certify in writing their receipt, understanding and acceptance of the change(s).

Access Persons

As of May 2014

	Title	Acknowledge of Receipt of Code of Ethics	Access Person?
Stephen Lack	Managing Partner/Chief Investment Officer	Yes	Yes
Wesley Kubesch	Investment Adviser Representative	Yes	Yes
Brian Anderson	Chief Operating Officer/Chief Risk Officer/ Chief Compliance Officer	Yes	Yes
Mark Fisher	Director of Alternative Investments	Yes	Yes

Code of Ethics Forms

The following documents are maintained separately and are available by contacting the CCO.

•	Agreement to Abide by Code of Ethics
•	Personal Securities Trading Request Form
•	Initial Personal Securities Holdings Report
•	Quarterly Report of Personal Securities Transactions
•	Annual Certification of Compliance
•	Annual Personal Securities Holdings Report